Exhibit 99.1

HEALTHSOUTH ANNOUNCES RESIGNATION OF GENERAL COUNSEL

Gregory L. Doody to Join Calpine Corporation

Birmingham, Ala.—HealthSouth Corporation (OTC Pink Sheets: HLSH) announced that Gregory L. Doody, Executive Vice President, General Counsel and Secretary, will resign effective July 17, 2006 in order to become general counsel of Calpine Corporation (OTC Pink Sheets: CPNLQ).

“We thank Greg for his numerous contributions over the past three years, particularly for helping HealthSouth with the successful settlements and agreements we have reached with various government agencies and other plaintiffs,” said Jay Grinney, HealthSouth President and CEO. “Greg began working at HealthSouth as a member of the interim management team in July 2003, a time when the company faced serious legal and regulatory challenges. His skills have been a great asset to this company as we have put the many ‘rocks in the road’ behind us and we wish him the very best as he moves on to new challenges.”

“I have the utmost respect for Jay Grinney and the outstanding senior management team he has assembled. Under his leadership, I have every confidence that HealthSouth will enjoy a very successful future,” said Doody. “I am proud of the contributions HealthSouth’s talented legal team and outside counsel have made in furthering the company’s recovery and, with HealthSouth now on solid footing, am ready to move onto a company where I can continue to use my skills in the restructuring arena.”

HealthSouth will continue to work with it’s existing outside law firms for corporate legal services as it begins the process of recruiting a new General Counsel. The company anticipates naming an interim General Counsel in the near future who will work with Doody to ensure a smooth transition.

Prior to joining HealthSouth in 2003, Doody was a partner of in the Birmingham-based law firm, Balch & Bingham LLP, where he was a member of the firm’s Financial Services and Transactions section and the Corporate, Tax and Finance section. While at Balch & Bingham, Doody’s practice focused primarily in the areas of securities, corporate governance, capital markets transactions and financial services regulation.

About HealthSouth HealthSouth is one of the nation’s largest providers of outpatient surgery, diagnostic imaging and rehabilitative healthcare services, operating facilities nationwide. HealthSouth can be found on the Web at www.healthsouth.com.

Statements contained in this press release which are not historical facts are forward-looking statements. In addition, HealthSouth, through its senior management, may from time to time make forward-looking public statements concerning the matters described herein. Such forward-looking statements are necessarily estimates based upon current information and involve a number of risks and uncertainties. HealthSouth’s actual results may differ materially from the results anticipated in these forward-looking statements as a result of a variety of factors. While it is impossible to identify all such factors, factors which could cause actual results to differ materially from those estimated by HealthSouth include, but are not limited to the investigation by the Department of Justice into HealthSouth’s financial reporting and related activity calling into question the accuracy of the company’s previously filed financial statements; the consummation of the proposed settlement of pending litigation relating to these matters; significant changes in HealthSouth’s management team; HealthSouth’s ability to continue to operate in the ordinary course and manage its relationships with its creditors, including its lenders, bondholders, vendors and suppliers, employees and customers; HealthSouth’s ability to successfully remediate its internal control weaknesses; changes, delays in or suspension of reimbursement for HealthSouth’s services by governmental or private payors; changes in the regulation of the healthcare industry at either or both of the federal and state levels; competitive pressures in the healthcare industry and HealthSouth’s response thereto; HealthSouth’s ability to obtain and retain favorable arrangements with third-party payors; HealthSouth’s ability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment with often severe staffing shortages; general conditions in the economy and capital markets; and other factors which may be identified from time to time in the company’s SEC filings and other public announcements, including HealthSouth’s Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006.

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For more information contact

Andy Brimmer at 205-410-2777